NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS
OF ATLAS FINANCIAL HOLDINGS, INC.
CHARTER

I. Purpose
The Committee shall assist the Board of Directors in (i) identifying qualified individuals to serve as board members, including incumbent directors; (ii) recommending candidates for election or re-election, including persons to fill newly created director positions or board vacancies; (iii) recommending directors for committee membership; (iv) leading the Board in its annual self-evaluation; and (iv) developing and monitoring the Company's corporate governance guidelines.
II. Composition
The Committee shall consist of at least three directors who shall be “independent” or otherwise comply with the laws, rules and regulations of any listing exchange on which the Company's securities are listed, also meeting any other requirements of such exchanges. The members of the Committee shall be appointed by the Board of Directors of the Company (the “Board”) at the annual organizational meeting of the Board. The Board shall appoint one member to serve as Chairman of the Committee.
III. Responsibilities
The Committee's primary responsibilities are to assist the Board through:

•	Recommendations to the Board concerning individuals qualified for election or re-election as members of the Board;

•	Advice for the Board in the best means to attract and identify qualified candidates for service on the Board.

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Monitoring the composition of the Board and committees to determine whether it may be appropriate to add individuals with different backgrounds or skills in order to achieve the objectives of the Company and the Board.

•
Reviewing the qualifications of, and making recommendations regarding, director nominations submitted to the Company by shareholders of the Company in accordance with the Company's memorandum and articles of association or otherwise.

•	Reviewing this Charter from time to time but no less frequently than annually and recommend any changes thereto to the Board.

•	Reviewing annually the Company's Code of Conduct and Ethics and recommending any proposed changes to the Board.

•	Developing and conducting an annual self-evaluation process of the Board, its committees and individual directors.

•	Undertaking such other responsibilities as may be delegated to the Committee by the Board from time to time.

IV. Nomination and Appointment
The Committee believes it is in the best interest of the Company and its stockholders to obtain highly-qualified candidates to serve as members of the Board. The Committee will consider such factors as it deems appropriate to assist in developing a Board comprised of experienced and seasoned members. These factors may include decision-making ability, judgment, personal integrity and reputation, experience with businesses and other organizations of comparable size, experience as an executive with a publicly traded company, and the extent to which the potential member would be a desirable addition to the Board.

V. Meetings
The Committee shall meet as often as it determines is appropriate, but not less frequently than annually, and report its actions and recommendations to the Board.
VI. Resources and Authority
The Committee will have appropriate resources and authority to discharge its responsibilities as required by law.
VII. Amendment
This Charter and any provision hereof may be amended or repealed by the Board. Any policies and procedures adopted or implemented from time to time by the Committee may be amended or repealed by the Committee.